UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F107

(CUSIP Number)

Bruce A. Cassidy

C/o Loop Media, Inc.

700 N. Central Ave., Suite 430

Glendale, CA 91203

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	28,034,506*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	28,034,506*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,034,506*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.9%

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof (the “Filing Date”), Bruce A. Cassidy (“Mr. Cassidy”) may be deemed to beneficially own an aggregate of 28,034,506 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) 10,977,424 shares of Common Stock and a warrant to purchase up to 68,182 shares of Common Stock currently exercisable at $2.75 per share, held directly by Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”) where Mr. Cassidy is the Grantor; (ii) 6,056,778 shares of Common Stock, a warrant to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, a warrant to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, a warrant to purchase up to 72,727 shares of Common Stock currently exercisable at $2.75 per share, and a warrant to purchase up to 320,000 shares of Common Stock currently exercisable at $2.75 per share, held directly by Excel Family Partners LLLP (“Excel”) where Mr. Cassidy is the Manager; and (iii) 7,800,000 shares of Common Stock and a warrant to purchase up to 2,666,667 shares of Common Stock currently exercisable for $0.75 per share, held directly by Eagle Investment Group, LLC where Mr. Cassidy is the Manager. The reported ownership excludes certain convertible promissory notes held by the Cassidy Trust and Excel. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 28,034,506 shares of Common Stock of the Issuer, representing 17.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 153,507,277 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy 2013 Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	11,045,606*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	11,045,606*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,045,606*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, (the “Filing Date”), Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”) may be deemed to beneficially own an aggregate of 11,045,606 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 10,977,424 shares of Common Stock and a warrant to purchase up to 68,182 shares of Common Stock currently exercisable at $2.75 per share, held directly by the Cassidy Trust. The reported ownership excludes certain convertible promissory notes held by the Cassidy Trust. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Cassidy Trust may be deemed to beneficially own 11,045,606 shares of Common Stock of the Issuer, representing 7.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 153,507,277 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Eagle Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,466,667*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,466,667*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,466,667*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.7%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, (the “Filing Date”), Eagle Investment Group, LLC (“Eagle”) may be deemed to beneficially own an aggregate of 10,466,667 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 7,800,000 shares of Common Stock and a warrant to purchase up to 2,666,667 shares of Common Stock currently exercisable at $0.75 per share, held directly by Eagle. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Eagle may be deemed to beneficially own 10,466,667 shares of Common Stock of the Issuer, representing 6.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 153,507,277 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021 (the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed on behalf of Bruce A. Cassidy (“Mr. Cassidy”), Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”) and Eagle Investment Group, LLC (“Eagle” and, collectively with Mr. Cassidy and the Cassidy Trust, the “Reporting Persons”).

Mr. Cassidy is (i) a member of the Board of Directors of the Issuer (ii) the Grantor of the Trust, (iii) the Manager of Excel Family Partners LLLP (“Excel”) and (iv) the Manager of Eagle. Mr. Cassidy, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and each of the Cassidy Trust, Excel and Eagle.

The address of the principal business office of Mr. Cassidy is c/o Loop Media, Inc. 700 N. Central Ave., Suite 430, Glendale, California 91203. The address of the principal business office of the Cassidy Trust is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950. The address of the principal business office of Eagle is 1258 North Palm Ave, Sarasota, Florida 34236.

The principal business of Mr. Cassidy is to serve on the board of directors of companies operating in the technology and media industry. The principal business of the Cassidy Trust is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its beneficiaries. The principal business of Eagle is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its members.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cassidy is a citizen of the United States. The Cassidy Trust is a trust formed under the laws of the State of Ohio. Eagle is a limited liability company organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

On November 20, 2019, pursuant to that certain Stock Purchase Agreement (the “November 2019 SPA”), dated November 20, 2019, by and between the Cassidy Trust and Zixiao Chen, the Cassidy Trust purchased 60,000,000 shares of Common Stock and 2,700,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer for an aggregate purchase price of $250,000. The shares of Common Stock and Series A Preferred Stock were purchased by the Cassidy Trust with its investment capital. In connection with the November 2019 SPA, the Cassidy Trust and the Issuer entered into a Promissory Note, dated November 20, 2019, in favor of the Cassidy Trust in the principal amount of $180,000 (the “2019 Promissory Note”).

On February 5, 2020, pursuant to that certain Restricted Stock Purchase Agreement (the “February 2020 RSPA”), dated February 5, 2020, by and between the Cassidy Trust and the Issuer, the Cassidy Trust purchased 200,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), of the Issuer, which shares are convertible at any time into 20,000,000 shares of Common Stock. In exchange for the 200,000 shares of Series B Preferred Stock, the Cassidy Trust: (i) paid $1,000,000 with its investment capital; (ii) transferred 60,000,000 shares of Common Stock to the Issuer; (iii) transferred 2,654,000 shares of Series A Preferred Stock to the Issuer; and (iv) forgave indebtedness in the amount of $1,000,000.

On February 5, 2020, the Cassidy Trust (i) privately sold 16,000 shares of Series A Preferred Stock to an individual for a purchase price of $50,000 and (ii) gifted 30,000 shares of Series A Preferred Stock to an individual.

On March 11, 2020, pursuant to that certain Warrant Purchase Agreement (the “March 2020 WPA”), dated March 11, 2020, by and between the Issuer and the Cassidy Trust, the Issuer issued to the Cassidy Trust a warrant to purchase up to 2,666,667 shares of Common Stock (the “March 2020 Warrant”), which is currently exercisable at $0.75 per share, in exchange for the forgiveness of indebtedness in the principal amount of $180,000 evidenced by the 2019 Promissory Note. On September 3, 2021, the Cassidy Trust gifted the March 2020 Warrant to Eagle. The March 2022 Warrant initially expired on the earlier to occur of March 11, 2030, immediately prior to the closing of an initial public offering (“IPO”) of the Issuer or upon a change of control of the Issuer. However, the March 2020 Warrant was amended on February 24, 2022 to provide that the March 2020 Warrant expires only on the earlier of March 11, 2030 or a change of control of the Issuer.

On September 30, 2020, pursuant to that certain Stock Purchase Agreement, dated September 30, 2020, by and between the Issuer and the Cassidy Trust, the Cassidy Trust purchased 960,000 shares of Common Stock at $1.25 per share for an aggregate purchase price of 1,200,000. The shares of Common Stock were purchased by the Cassidy Trust with its investment capital.

On December 1, 2020, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “December 2020 NWPA”), dated December 1, 2020, by and between the Issuer and the Cassidy Trust, the Cassidy Trust acquired a warrant to purchase up to 68,182 shares of Common Stock (the “December 2020 Warrant”), which is currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $750,000. The acquisitions were funded by the Cassidy Trust with its investment capital. The December 2020 warrant initially expired on the earlier to occur of December 1, 2022, immediately prior to the closing of an IPO of the Issuer or upon a change of control of the Issuer. However, the December 2020 Warrant was amended on February 24, 2022 to provide that the December 2020 Warrant expires only on the earlier of December 1, 2024 or a change of control of the Issuer. The convertible promissory note issued pursuant to the December 2020 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (i) on the maturity date based on the average of the volume weighted average price (“VWAP”) of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (ii) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (iii) mandatorily at the closing of a qualified IPO of the Issuer at the public offering price per share of the Common Stock multiplied by one (1) minus twenty percent (20%).

On April 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “April 2021 NWPA”), dated April 1, 2021, by and between the Issuer and Excel, Excel acquired a warrant to purchase up to 72,727 shares of Common Stock (the “April 2021 Warrant”), which is currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $800,000. The acquisitions were funded by Excel with its investment capital. The April 2021 Warrant initially expired on the earlier to occur of December 1, 2022, immediately prior to the closing of an IPO of the Issuer or upon a change of control of the Issuer. However, the April 2021 Warrant was amended on February 24, 2022 to provide that the April 2021 Warrant expires only on the earlier of December 1, 2024 or a change of control of the Issuer. The convertible promissory note issued pursuant to the April 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (i) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (ii) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (iii) mandatorily at the closing of a qualified IPO at the public offering price per share of the Common Stock multiplied by one (1) minus twenty percent (20%).

On May 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “May 2021 NWPA”), dated May 1, 2021, by and between the Issuer and Excel, Excel acquired a warrant to purchase up to 36,364 shares of Common Stock (the “May 2021 Warrant”), which is currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $400,000. The acquisitions were funded by Excel with its investment capital. The May 2021 warrant initially expired on the earlier to occur of December 1, 2022, immediately prior to the closing of an IPO of the Issuer or upon a change of control of the Issuer. However, the May 2021 Warrant was amended on February 24, 2022 to provide that the May 2021 Warrant expires only on the earlier of December 1, 2024 or a change of control of the Issuer. The convertible promissory note issued pursuant to the May 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (i) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (ii) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (iii) mandatorily at the closing of a qualified IPO at the public offering price per share of the Common Stock multiplied by one (1) minus twenty percent (20%).

On June 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “June 2021 NWPA”), dated June 1, 2021, by and between the Issuer and Excel, Excel acquired a warrant to purchase up to 36,364 shares of Common Stock (the “June 2021 Warrant”, which is currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $400,000. The acquisitions were funded by Excel with its investment capital. The June 2021 warrant initially expired on the earlier to occur of December 1, 2022, immediately prior to the closing of an IPO of the Issuer or upon a change of control of the Issuer. However, the June 2021 Warrant was amended on February 24, 2022 to provide that the June 2021 Warrant expires only on the earlier of December 1, 2024 or a change of control of the Issuer. The convertible promissory note issued pursuant to the June 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (i) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (ii) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (iii) mandatorily at the closing of a qualified IPO at the public offering price per share of the Common Stock multiplied by one (1) minus twenty percent (20%).

On June 1, 2021, (i) the Cassidy Trust received 7,982 shares of Common Stock for no additional consideration as payment-in-kind interest payments on a promissory note issued in favor of the Cassidy Trust and (ii) Excel received 3,529 shares of Common Stock for no additional consideration as payment-in-kind interest payments on promissory notes issued in favor of Excel.

Pursuant to that certain Purchase Agreement, dated August 17, 2021, by and between Pieper Holding GmbH and Excel, Excel purchased 363,163 shares of Common Stock at $2.92 per share for an aggregate purchase price of $1,061,744. The shares of Common Stock were purchased by Excel with its investment capital.

Pursuant to that certain Purchase Agreement, dated August 17, 2021, by and between Lighthouse interactive, LLC and Excel, Excel purchased 5,349,945 shares of Common Stock at $0.16 per share for an aggregate purchase price $870,099. The shares of Common Stock were purchased by Excel with its investment capital.

Pursuant to that certain Securities Purchase Agreement (the “September 2021 SPA”), dated September 30, 2021, by and among the Issuer and certain accredited investors, Excel purchased 320,000 shares of Common Stock and a warrant to purchase up to 320,000 shares of Common Stock (the “September 2021 Warrant”), which is currently exercisable at $2.75 per share, for an aggregate purchase price of $400,000. The acquisitions were funded by Excel with its investment capital. The September 2021 Warrant expires on September 30, 2024.

The foregoing descriptions of the December 2020 NWPA, April 2021 NWPA, May 2021 NWPA and June 2021 NWPA are summaries only and are qualified in their entirety by the Form of Convertible Note and Warrant Purchase and Security Agreement attached as Exhibit 5 to this Schedule 13D, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

The foregoing descriptions of the November 2019 SPA, February 2020 RSPA, March 2020 WPA, and September 2021 SPA are summaries only and are qualified in their entirety by the actual terms of the agreements, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.

On February 24, 2022, (i) the Cassidy Trust received 9,442 shares of Common Stock for no additional consideration as payment-in-kind interest payments on a promissory note issued in favor of the Cassidy Trust and (ii) Excel received 20,141 shares of Common Stock for no additional consideration as payment-in-kind interest payments on promissory notes issued in favor of Excel.

On March 18, 2022, the Cassidy Trust converted 200,000 shares of Series B Preferred Stock into 20,000,000 shares of Common Stock for no additional consideration.

On April 11, 2022, pursuant to a private purchase agreement, the Cassidy Trust sold 10,000,000 shares of Common Stock to Eagle at $1.50 per share for an aggregate purchase price of $15,000,000. Eagle purchased the 10,000,000 shares of Common Stock from the Cassidy Trust with its investment capital.

On April 12, 2022, Eagle privately sold (i) 500,000 shares of Common Stock to an individual at $1.50 per share for a purchase price of $750,000, (ii) 500,000 shares of Common Stock to an individual at $1.50 per share for a purchase price of $750,000, (iii) 500,000 shares of Common Stock to an individual at $1.50 per share for a purchase price of $750,000, (iv) 500,000 shares of Common Stock to an individual at $1.50 per share for a purchase price of $750,000, (v) 93,500 shares of Common Stock to an individual at $1.50 per share for a purchase price of $140,250, (vi) 56,500 shares of Common Stock to an individual at $1.50 per share for a purchase price of $84,750 and (vii) 50,000 shares of Common Stock to an individual at $1.50 per share for a purchase price of $75,000.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of the Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Cassidy may be deemed to beneficially own an aggregate of 28,034,506 shares of Common Stock of the Issuer, reported as follows: (i) 10,977,424 shares of Common Stock and 68,182 shares of Common Stock underlying the December 2020 Warrant, held directly by the Cassidy Trust, where Mr. Cassidy is the Grantor (ii) 6,056,778 shares of Common Stock, 36,364 shares of Common Stock underlying the May 2021 Warrant, 36,364 shares of Common Stock underlying the June 2021 Warrant, 72,727 shares of Common Stock underlying the April 2021 Warrant, and 320,000 shares of Common Stock underlying the September 2021 Warrant, held directly by Excel where Mr. Cassidy is the Manager; and (iii) 7,800,000 shares of Common Stock and 2,666,667 shares of Common Stock underlying the March 2020 Warrant, held directly by Eagle where Mr. Cassidy is the Manager. The reported ownership excludes certain convertible promissory notes issued pursuant to each of the December 2020 NWPA, April 2021 NWPA, May 2021 NWPA and June 2021 NWPA, which promissory notes are held by the Cassidy Trust and Excel.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 28,034,506 shares of Common Stock of the Issuer, representing 17.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 153,507,277 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, during the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated April 21, 2022, signed by the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of the Reporting Persons.

Exhibit 2	Stock Purchase Agreement, dated November 20, 2019, by and between Zixiao Chen and Bruce A Cassidy 2013 Irrevocable Trust (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on November 25, 2019).

Exhibit 3	Restricted Stock Purchase Agreement, dated February 5, 2020, by and between the Issuer and Bruce A Cassidy 2013 Irrevocable Trust (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 7, 2020).

Exhibit 4	Warrant Purchase Agreement, dated March 11, 2020, by and between the Issuer and Bruce A Cassidy 2013 Irrevocable Trust (incorporated by reference to the Schedule 13D filed with the SEC on November 30, 2021).

Exhibit 5	Form of Convertible Note and Warrant Purchase and Security Agreement (incorporated by reference to the Schedule 13D filed with the SEC on November 30, 2021).

Exhibit 6	Securities Purchase Agreement dated September 30, 2021, by and among the Issuer and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

BRUCE A. CASSIDY 2013 IRREVOCABLE TRUST

By: The Preferred Legacy Trust Company, its Trustee

By:	/s/ Tiffany Rockstroh

Name:	Tiffany Rockstroh
Title:	Executive Vice President

EAGLE INVESTMENT GROUP, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).